

Mail Stop 3561

December 16, 2015

Mr. Hugo De Stoop
Chief Financial Officer
Euronav NV
Belgica House
Antwerp, 2000
Belgium

> **Re:** **Euronav NV**
> **Form 20-F for the Year Ended December 31, 2014**
> **Filed April 30, 2015**
> **File No. 001-36810**

Dear Mr. De Stoop:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2014

Note 25. Equity-accounted Investees, page F-59

1. Please provide us with your significance analysis under Rule 3-09 of Regulation S-X for purposes of determining whether you are required to file audited financial statements for any of your 50% or less owned joint ventures. In this regard, it appears from your disclosure in Note 25 that your share of the profit in TI Africa Ltd and TI Asia Ltd may be significant to your consolidated income for the year ended December 31, 2014 under the guidance in Rule 3-09 of Regulation S-X. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure